Mail Stop 6010

October 19, 2007

Leonard Stella
CEO and Director
Millenia Hope Inc.
1250 Rene Levesque West, Suite 2200
Montreal, Quebec, Canada H3B 4W8

> **Re:** **Millenia Hope Inc.**
> **Schedule 14A**
> **Filed October 15, 2007**
> **File No. 0-29385**

Dear Mr. Stella:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2: Consolidation of it's share capital (reverse split), page 13

1.    Please disclose whether or not you currently have any plans to issue any of the additional shares that would become available for issuance as a result of the reverse split. If you do, please describe the plans and state how many shares will be issued pursuant to each such plan.

2.    Please disclose how the company plans to treat fractional shares and odd lots.

3.	If the company plans to pay cash in lieu of odd lots, please provide us with an analysis of the applicability of Rule 13e-3, as it appears possible that the reverse split will cause the number of shareholders to fall below 300.

Proposal 3: Amendment to the Certificate of Incorporation, page 13

4.	We note the proposal will enable the company "to raise capital by issuing capital stock" and "to fulfill [its] obligations by having capital stock available upon the exercise or conversion of outstanding options, warrants and convertible debentures, specifically too fulfill [its] obligations under an SB-2 filed pursuant to a March 2006 financing." The disclosure goes on to state that "[t]he Company does not have any current arrangement or commitment for further financings or acquisitions."

- Please include a definitive statement as to whether or not the company currently has any plans—including plans that may not have progressed to the "arrangement or commitment" stage—to issue any of the shares that would be authorized through this proposal.
- If the company has any plans to issue any of the shares, please describe the plans to the extent they have been determined, and quantify the number of shares associated with each such plan.
- It appears that at least one plan the company may have is to issue shares "upon the exercise or conversion of outstanding options, warrants and convertible debentures" pursuant to the March 2006 financing. Please state how many shares the company may issue for this purpose.
- It should be clear from your revised discussion how many shares you currently have authorized, outstanding, reserved for issuance, and available for issuance. It should also be clear, to the extent the company has determined, how many shares may be issued pursuant to plans the company currently has. Please revise your document accordingly.

\*	\*	\*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,


Jeffrey Riedler
Assistant Director


cc:     Richard I. Anslow, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manalapan, New Jersey 07726